EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 1, 2003 and for the quarters ended May 22, 2004 and May 24, 2003.

	May 22, 2004 (16 weeks)	May 24, 2003 (16 weeks)	January 31, 2004 (52 weeks)	February 1, 2003 (52 weeks)	February 2, 2002 (52 weeks)	February 3, 2001 (53 weeks)	January 29, 2000 (52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense (1)	$417	$563	$770	$1,954	$1,711	$1,503	$1,087
Fixed charges (1)	291	305	981	998	1,030	1,063	1,025
Capitalized interest	(1)	(2)	(5)	(5)	(9)	(7)	(5)

	$706	$866	$1,746	$2,947	$2,732	$2,559	$2,107

Fixed charges:
Interest (1)	$173	$192	$609	$624	$659	$688	$659
Portion of rental Payments deemed to be interest	118	113	372	374	371	375	366

	$291	$305	$981	$998	$1,030	$1,063	$1,025

Ratio of earnings to fixed charges (1)	2.4	2.8	1.8	3.0	2.7	2.4	2.1

(1)	Amounts have been adjusted for the Company’s adoption of SFAS No. 145 on February 2, 2003. Adoption of this Statement required the Company to reclassify the debt extinguishments recorded as extraordinary items in prior periods as interest expense in those periods. These debt extinguishments totaled $19 million, $5 million and $15 million, pre-tax, in the fiscal years ended February 1, 2003, February 3, 2001, January 29, 2000, respectively. There were no debt extinguishments recorded as extraordinary items during the fiscal year ended February 2, 2002.